Issuer Free Writing Prospectus
December 15, 2010
Filed pursuant to Rule 433(f)
Registration Statement No. 333-165924
THE GREENBRIER COMPANIES, INC.
Free Writing Prospectus Published or Distributed by Media
     On December 13, 2010, The Oregonian newspaper first published on the internet an article, the full text of which is reproduced below, regarding The Greenbrier Companies, Inc. (“Greenbrier”). In addition, also on December 13, 2010, the Daily Journal of Commerce first published on the internet an article regarding Greenbrier, which article was apparently updated on December 14, 2010 and is also reproduced below.
     References to “we”, “our”, “us” and similar references in this free writing prospectus refer to Greenbrier and its consolidated subsidiaries unless the context otherwise requires.
Clarifications and Corrections
     Greenbrier notes that the articles were not prepared or reviewed by Greenbrier in advance of their publication. With the exception of quotations directly attributed to Mark Rittenbaum, Greenbrier’s chief financial officer, or information directly extracted from Greenbrier’s press releases or filings with the Securities and Exchange Commission, the articles constitute the authors’ or others’ opinions, which are not endorsed or adopted by Greenbrier.
     Statements in the articles should be considered only after carefully reviewing the uncertainties, risks and other factors set forth under the headings “Risk Factors” and “Forward Looking Statements” in Greenbrier’s Annual Report on Form 10-K for the fiscal year ended August 31, 2010, as well as other information contained in other reports and documents filed by Greenbrier with the Securities and Exchange Commission.
     We believe that the following information is appropriate to clarify, qualify, provide context to, or correct information included in the articles:
1. With respect to statements regarding the anticipated use of proceeds from Greenbrier’s at-the-market underwritten offering of 3,000,000 shares of its common stock (the “Offering”), Greenbrier notes that no determination with respect to the use of proceeds has been made and that it intends to use the net proceeds from the Offering for general corporate purposes. Greenbrier’s management will have broad discretion to allocate the net proceeds from the Offering for such purposes as working capital, capital expenditures, repayment or repurchase of a portion of Greenbrier’s indebtedness or acquisitions of, or investments in, complementary businesses and products. Greenbrier has no current agreements or commitments to use these proceeds to repay or repurchase any indebtedness or to make any material acquisitions or investments. Pending such uses, Greenbrier plans to invest the net proceeds from the Offering in highly liquid, investment-grade securities.
2. With respect to statements regarding Greenbrier’s future financing and liquidity requirements (including in the case of a downturn), Greenbrier’s debt, and Greenbrier’s intentions or need to pursue future financings, Greenbrier reiterates that, including following the completion of the Offering, Greenbrier will have a high level of indebtedness, a portion of which has variable interest rates. Greenbrier’s level of indebtedness, and the terms of its indebtedness could adversely affect its business, financial condition and liquidity. Although Greenbrier intends to refinance its debt on or before maturity, there can be no assurance that it will be successful, or if refinanced, that it will be at favorable rates and terms. If Greenbrier is unable to successfully refinance its debt, Greenbrier could have inadequate liquidity to fund its ongoing cash needs. In addition, Greenbrier’s high level of indebtedness and its financial covenants limit Greenbrier’s ability to borrow additional amounts of money for working capital, capital expenditures or other purposes. Greenbrier must dedicate a substantial portion of these funds to service debt, limiting Greenbrier’s ability to use operating cash flow in other areas of its business. The limitations of Greenbrier’s financial covenants, among other things, limit Greenbrier’s ability to incur additional indebtedness or guarantees, pay dividends or repurchase stock, enter into sale leaseback transactions, create liens, sell assets, engage in transactions with affiliates, joint ventures and foreign subsidiaries, and engage in other transactions, including but not limited to loans, advances, equity investments and guarantees, enter into mergers, consolidations or sales of substantially all of its assets, and enter into new lines of business. The high amount of debt increases Greenbrier’s vulnerability to general adverse economic and industry conditions and could limit Greenbrier’s ability to take advantage of business opportunities and to react to competitive pressures.
     Greenbrier further notes that its business is cyclical. During economic downturns or a rising interest rate environment, the cyclical nature of Greenbrier’s business results in lower demand for its products and reduced revenue. Overall economic conditions and the purchasing practices of buyers have a significant effect upon Greenbrier’s railcar repair, refurbishment and component parts, marine manufacturing, railcar manufacturing and leasing and fleet management services businesses due to the impact on demand for new, refurbished, used and leased products. As a result, during downturns, Greenbrier could operate with a lower level of backlog and may temporarily slow down or halt production at some or all of its facilities. Economic conditions that result in higher interest rates increase the cost of new leasing arrangements, which could cause some of Greenbrier’s leasing customers to lease fewer of Greenbrier’s railcars or demand shorter lease terms. An economic downturn or increase in interest rates may reduce demand for Greenbrier’s products, resulting in lower sales volumes, lower prices, lower lease utilization rates and decreased profits.
     Additionally, Greenbrier may raise additional capital, which could have a dilutive effect on existing holders of Greenbrier’s common stock and adversely affect the market price of its common stock. Except for a typical lock-up agreement with the underwriter for the Offering, Greenbrier is not restricted from issuing additional shares of its common stock or securities that are convertible into or exchangeable for, or that represent the right to receive, Greenbrier’s common stock. Greenbrier evaluates opportunities to access the capital markets taking into account its financial condition and other relevant considerations. Subject to market conditions, Greenbrier may take further actions to raise capital. Such actions could include, among other things, the issuance of additional shares of Greenbrier’s common stock.
     The issuance of any additional shares of Greenbrier’s common stock or securities convertible into or exchangeable for Greenbrier’s common stock or that represent the right to receive its common stock, or the exercise of such securities, could be substantially dilutive to Greenbrier’s shareholders, including purchasers of Greenbrier’s common stock in the Offering. Holders of Greenbrier’s common stock have no preemptive rights that entitle them to purchase their pro rata share of any offering of shares of any class or series of Greenbrier’s capital stock and, therefore, such sales or offerings could result in increased dilution to Greenbrier’s shareholders. The market price of Greenbrier’s common stock could decline as a result of sales of shares of Greenbrier’s common stock made after the Offering or the perception that such sales could occur.
3. With respect to statements regarding Greenbrier’s backlog, railcar orders and customers (including railroad companies, shippers and leasing companies), Greenbrier notes that its backlog is not necessarily indicative of the level of its future revenues. Greenbrier’s manufacturing backlog represents future production for which Greenbrier has written orders from Greenbrier’s customers in various periods, and estimated potential revenue attributable to those orders. Some of this backlog is subject to Greenbrier’s fulfillment of certain competitive conditions. Greenbrier’s reported backlog may not be converted to revenue in any particular period and some of its contracts permit cancellations without financial penalties or with limited compensation that would not replace lost revenue or margins. Actual revenue from such contracts may not equal Greenbrier’s backlog revenues, and therefore, Greenbrier’s backlog is not necessarily indicative of the level of its future revenues.
     Greenbrier’s railcar deliveries, which are the primary source of Greenbrier’s manufacturing revenue, were approximately 2,500 units in the fiscal year ended August 31, 2010. Greenbrier derives a significant amount of its revenue from a limited number of customers, the loss of or reduction of business from one or more of which could have an adverse effect on Greenbrier’s business. A significant portion of Greenbrier’s revenue and backlog is generated from a few major customers. Greenbrier cannot be assured that its customers will continue to use Greenbrier’s products or services or that they will continue to do so at historical levels. A reduction in the purchase or leasing of Greenbrier’s products or a termination of its services by one or more of Greenbrier’s major customers could have an adverse effect on Greenbrier’s business and operating results.
4. With respect to statements regarding future financial results, profitability, demand and relative market share and ability to anticipate the market for Greenbrier’s products and services, Greenbrier notes that it faces aggressive competition by a concentrated group of competitors in all geographic markets and in each industry sector in which it operates and that a number of factors may influence Greenbrier’s performance, including without limitation: fluctuations in the demand for newly manufactured railcars or marine barges; fluctuations in demand for wheel services, refurbishment and parts; Greenbrier’s ability to adjust to the cyclical nature of the industries in which Greenbrier operates; delays in receipt of orders, risks that contracts may be canceled during their term or not renewed and that customers may not purchase the amount of products or services under the contracts as anticipated; domestic and global economic conditions including such matters as embargoes or quotas; growth or reduction in the surface transportation industry; steel and specialty component price fluctuations, scrap surcharges, steel scrap prices and other commodity price fluctuations and their impact on product demand and margin; loss of business from, or a decline in the financial condition of, any of the principal customers that represent a significant portion of Greenbrier’s total revenues; competitive factors, including introduction of competitive products, new entrants into certain of Greenbrier’s markets, price pressures, limited customer base and competitiveness of Greenbrier’s manufacturing facilities and products; industry overcapacity and Greenbrier’s manufacturing capacity utilization; and other risks, uncertainties and factors identified in Greenbrier’s Annual Report on Form 10-K for the fiscal year ended August 31, 2010.
The full text of the article published by The Oregonian appears below:
Greenbrier raises cash by selling 3 million shares in public offering
Ted Sickinger, The Oregonian
December 13, 2010
The Greenbrier Cos. said Monday that it has agreed to sell 3 million shares of its common stock in an “at-the-market” public offering.
The Lake Oswego company, which makes and services railcars, sold the shares to Goldman Sachs, which will resell them to investors.
While the exact pricing of the offering won’t be released for 48 hours, it would raise in the neighborhood of $60 million based on the company’s closing share price Monday. The offering amounts to about 13 percent of Greenbrier’s outstanding shares, and excludes outstanding warrants that allow the activist shareholder Wilbur Ross to buy another 3.4 million shares for $6 a share.
Greenbrier Chief Financial Officer Mark Rittenbaum said the company will use the money for working capital and debt repayment, shoring up a balance sheet that sustained heavy damage during the economic downturn. Greenbrier took on significant debt that will start maturing between 2012 to 2015. The company raised another $50 million in a secondary offering of 4.5 million shares last May.
The new offering, Rittenbaum said, “takes care of any refinancing risk if we go into another downturn. We don’t see ourselves having to go back to the market anytime soon.”
Greenbrier has experienced a solid recovery in orders this fall, most recently on Friday when it announced orders for 2,000 railcars worth $135 million. The orders for covered hopper cars are destined for the company’s Mexican factories, though it comes on top of orders this fall for 3,200 railcars being produced at the company’s Gunderson facility in Portland.
Greenbrier still seems destined to lose money in the first quarter of its fiscal year, which ended Nov. 30. The company has said it expects a net loss between 9 and 14 cents per diluted share on revenues of $200 million for the quarter. It hopes to break even in the current quarter and return to profitability in the second half of its fiscal year, Rittenbaum said.
Greenbrier released the news of its offering after financial markets closed Monday. Its shares, traded on the New York Stock Exchange, ended regular trading at $22.73, down 17 cents or 0.7 percent.
The full text of the article published by the Daily Journal of Commerce, as Greenbrier believes it was updated on December 14, 2010, appears below:
Oregon railcar company bounces back
Sue Vorenberg, Daily Journal of Commerce
December 13, 2010
A railcar manufacturer in Lake Oswego seems to be finding its way out of the Great Recession.
The Greenbrier Companies announced Friday that it already has a backlog of 7,000 orders for fiscal 2011, said Mark Rittenbaum, chief financial officer.
That’s a major improvement over fiscal 2010, when the company had a total of 2,700 orders for the year, he said.
“There’s been quite a bit of activity in the last three and a half months,” Rittenbaum said. “For the company as a whole this will have quite a meaningful impact.”
Still, the good news is tempered by debts that built up for the company during the downturn.
The Greenbrier Companies announced Monday that it has agreed to sell 3 million shares of common stock in an underwritten, at-the-market public offering. That offer, underwritten by Goldman, Sachs & Co., closes on Dec. 17.

On Monday, the stock was selling at $22.23 per share - so the offering could net about 66 million, which could help pay off some of that debt, Rittenbaum said.
Still, news of the new orders bodes well for the company, he added.
In November and December the company has so far received orders for 2,000 railcars, worth a total of about $135 million. In September and October the company received 3,200 orders worth about $200 million.
“There’s quite a pickup in demand and also we’re getting more than our normal share of orders,” Rittenbaum said. “I think we anticipated the market well and had some of the right car types in place.”
Most of the new orders are from big railroad companies, shippers and leasing companies from the United States, he added.
The company is headquartered in Oregon and has manufacturing and repair facilities in the state and in Mexico. It will open a new production line in the second quarter of 2011 at its Mexican facility to meet the growth in demand, Rittenbaum said.
The company also hired 260 new workers in Oregon in August and September of this year, he added.
     This free writing prospectus and the articles contain forward-looking statements. Greenbrier generally uses words such as “anticipates,” “believes,” “forecast,” “potential,” “contemplates,” “expects,” “intends,” “plans,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” and similar expressions identify forward-looking statements. These forward-looking statements include, but are not limited to, statements about the use of proceeds, financing and liquidity requirements, Greenbrier’s intentions to pursue future financings, Greenbrier’s backlog, railcar orders and customers, and future financial results, profitability relative market share and ability to anticipate the market. Forward-looking statements are not guarantees of future performance and are subject to certain risks and uncertainties that could cause actual results to differ materially from in the results contemplated by the forward-looking statements. Factors that might cause such a difference include, but are not limited to, turmoil in the credit markets and financial services industry; high levels of indebtedness and compliance with the terms of Greenbrier’s indebtedness; write-downs of goodwill in future periods; sufficient availability of borrowing capacity; fluctuations in demand for newly manufactured railcars or failure to obtain orders as anticipated in developing forecasts; loss of one or more significant customers; customer payment defaults or related issues; actual future costs and the availability of materials and a trained workforce; failure to design or manufacture new products or technologies or to achieve certification or market acceptance of new products or technologies; steel price fluctuations and scrap surcharges; changes in product mix and the mix between segments; labor disputes, energy shortages or operating difficulties that might disrupt manufacturing operations or the flow of cargo; production difficulties and product delivery delays as a result of, among other matters, changing technologies or non-performance of subcontractors or suppliers; ability to obtain suitable contracts for the sale of leased equipment and risks related to car hire and residual values; difficulties associated with governmental regulation, including environmental liabilities; integration of current or future acquisitions; succession planning; as well as the other factors as may be discussed under the headings “Risk Factors” and “Forward Looking Statements” in Greenbrier’s Annual Report on Form 10-K for the fiscal year ended August 31, 2010, and in Greenbrier’s other reports and other documents on file with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements. Except as otherwise required by law, we do not assume any obligation to update any forward-looking statements.
     Greenbrier has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526.